[Deluxe Corporation Letterhead]

April 1, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Deluxe Corporation

Registration Statement on Form S-4

(File No. 333-186800)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Deluxe Corporation (the “Company”) hereby respectfully requests that the effective time of the above-referenced registration statement be accelerated to 5:00 p.m. Eastern Daylight Time on April 3, 2013, or as soon as practicable thereafter.

In connection with this request, the Company hereby acknowledges that:

•                                          should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DELUXE CORPORATION

By:	/s/ Jeff Johnson
Name:	Jeff Johnson
Title:	Treasurer & Vice President, Investor
Relations